UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004


03025929

FORM 11-K

_X_ **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2002

OR

____ **TRANSISTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission file number(s): 33-56463 and 333-75468


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C. 181 SECTION

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, NJ 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

FINANCIAL STATEMENTS AND EXHIBIT

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)



Date: June 27, 2003

James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan
Roseland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2003

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value	$ 992,960,377	$ 1,155,546,539
Participant loans receivable	42,776,560	41,975,771
Employee contributions receivable	2,471,471	2,203,354
Broker receivable for securities sold	406,653	3,939,136
Interest and dividends receivable	3,062,873	2,330,401
	1,041,677,934	1,205,995,201
LIABILITIES:		
Broker payable for securities purchased	1,588,266	4,536,041
Accrued expenses	742,276	126,120
Other Liabilities	3,038,474	-
	5,369,016	4,662,161
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,036,308,918	$ 1,201,333,040

See accompanying notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	$ 1,201,333,040	$ 1,217,826,211
ADDITIONS:		
Contributions:		
Employee	100,936,208	103,147,151
Employer	33,941,834	34,703,748
Total contributions	134,878,042	137,850,899
Interest and dividend income	15,422,061	15,728,530
Other	11,623	108,810
Total additions	150,311,726	153,688,239
DEDUCTIONS:		
Net realized and unrealized losses in fair value of investments	253,860,975	114,620,887
Benefits paid to participants	69,369,640	62,322,595
Administrative and general expenses	2,119,513	514,931
Total deductions	325,350,128	177,458,413
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(175,038,402)	(23,770,174)
TRANSFERS IN:		
Trust to trust transfer, net	10,014,280	7,277,003
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$ 1,036,308,918	$ 1,201,333,040

See accompanying notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor").

General - The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was amended, effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (the "ESOP") and to add certain participant rights and other provisions relating to the Company's common stock held in such plan.

Transfers in - Effective December 31, 2002, Automatic Data Processing, Inc. Savings Plan for the Former Employees of Vincam Human Resources, Inc. (the "Vincam Plan") was merged into the Plan. On this day, net assets of $4,399,130 were transferred from the Vincam Plan to the Plan. Other transfers into the Plan during the 2002 plan year include approximately $4 million resulting from the acquisition of Zurich Payroll Services, and approximately $1.5 million resulting from account rollovers of newly hired employees.

Contributions –

Employee contributions: As defined in the Plan document, participating employees who are deemed non highly compensated (earning less than $90,000), can contribute up to 20% of their compensation, subject to the maximum deferral limits under the IRC. Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, in accordance with IRC Section 414(v). All employee salary deferral contributions made after December 31, 2001 shall be contributed to the ESOP component of the Plan.

Employer contributions: The Company contributes to the Plan, in the Company's common stock, an amount equal to 48% of the first six percentage points of each participant's contribution to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution (made in the Company's common stock) increases to an amount equal to 58% of the first six percentage points of pay. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions. All employer contributions are made to the ADP Stock Fund and are made at the end of the plan year (December 31). However, participants may choose to use the market value of the Company's common stock (that corresponds to such employer contribution) to immediately invest in Bear Stearns Intermediate Bond Fund, Legg Mason Value Fund, J.P. Morgan Balanced Fund, Smith Barney Institutional Cash Management Fund, Janus Worldwide Fund, UBS S&P 500 Index Fund, Brown Advisory Emerging Growth Fund or Montag & Caldwell Growth Fund. The Company contributions are made to the ESOP component of the Plan effective for contributions made after December 31, 2001.

Limitations: In addition, there are limitations set forth in the Internal Revenue Code, such as contribution limitations of higher-paid participants, which the Plan must satisfy.

All Plan participants have the option to participate in any or all of the following investment funds, and may transfer a percentage of their account from one fund to another at any time, subject to the rules of the respective investment funds.

Participant Accounts - Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document, at fair market value, and are adjusted daily to reflect the income and gains and losses of these funds.

Vesting - Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits - In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

On termination of service, a participant shall generally receive a lump-sum amount equal to the value of his or her account, unless he or she elects to defer payment and the total of the participant's vested account balance is more than $5,000 for the applicable Plan year ended December 31, 2002 or 2001. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock, or as cash equivalent to the fair market value of the Company common stock at the date of distribution.

Forfeitures - Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions. The amount of forfeitures for the years ended December 31, 2002 and 2001 was $583,604 and $712,137 respectively.

Participant Loans Receivable - Plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Unites States of America.

Investment Valuation and Income Recognition – Investments, which are traded principally on national securities exchanges, are valued at the last reported sale price at the close of the business day. In accordance with ERISA, investments are stated at fair value, based on the quoted closing market price. All security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest and dividend income is recorded on the accrual basis. The net change in the difference between market value and cost of investments is reflected as net unrealized gains (losses) on investments in the periods in which such changes occur. Realized gains and losses are recorded as the difference between the original purchase price of the investment and the sale price of the investment.

Fair Value of Other Financial Instruments - The carrying amount of receivables and liabilities approximates fair value.

Credit and Investment Risk - The Plan invests its cash in U.S. Government agencies securities, in debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. The Plan performs periodic evaluations of the relative credit standings of the companies it invests in and believes no significant concentration risk exists with respect to these investments.

Payment of Benefits – Benefits payments to participants are recorded upon distribution.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

Effective January 1, 2001, the Plan's assets are held in a common custodial account at JP Morgan Chase Bank (the "Custodian") with the assets of the Automatic Data Processing, Inc. Savings Plan for Former Employees of Vincam Human Resources, Inc. (the "Vincam Plan"). Although the assets are commingled in a common account, the Trustee maintains supporting records sufficient to determine each Trusts': net investment earnings; contributions; transfers; benefits paid and administrative expenses. The dividends and interest, realized gains and losses, and unrealized gains and losses presented in these financial statements were allocated between the two plans in proportion to each plans' actual net investment earnings for each investment held in the common account. The accrued expenses and investments and investment related accounts were allocated between the two plans in proportion to each plans' net assets at year-end, prior to the transfer of the Vincam Plan net assets into the Plan. The investments are allocated to each investment fund based upon the relative proportionate share of each investment fund in the common account. The Plan's sponsor believes that such allocation methodologies are appropriate.

The Vincam Plan merged into the Plan effective December 31, 2002. All assets and liabilities of the Vincam Plan were transferred to the Plan.

The investments of the Plan at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Investments, at fair value:		
CMB Cash Investment Fund	$ 36,600,481	$ 39,956,674
ADP Stock Fund	266,143,339	379,720,039
JP Morgan Balanced Fund	78,814,425	86,058,690
Janus Worldwide Fund	82,016,291	117,911,932
UBS S&P 500 Index Fund	39,172,501	39,406,176
Legg Mason Value Fund	149,985,866	192,346,202
Brown Advisory Emerging Growth Fund	42,264,751	72,968,291
Montaq & Caldwell Growth Fund (Assets transferred from Alliance Premier Growth Fund on October 2, 2002)	22,005,380	29,717,145
Bear Stearns Intermediate Bond Fund	193,303,359	133,952,963
Smith Barney Institutional Cash Management Fund	82,653,984	63,508,427
Total Investments	$ 992,960,377	$ 1,155,546,539

The Total Investment losses of the Plan for the years ended December 31, 2002 and 2001, are summarized below:

	2002	2001
Interest and dividend income:	$ 15,422,061	$ 15,728,530
ADP Stock Fund	$ (133,213,544)	$ (32,165,780)
JP Morgan Balanced Fund	(9,914,325)	(3,982,379)
Janus Worldwide Fund	(31,390,061)	(37,548,619)
UBS S&P 500 Index Fund	(10,386,898)	(4,253,420)
Legg Mason Value Fund	(35,742,054)	(19,508,241)
Brown Advisory Emerging Growth Fund	(9,783,469)	(11,224,144)
Montaq & Caldwell Growth (Assets transferred from Alliance Premier Growth Fund on October 2, 2002)	(30,484,282)	(9,003,750)
Bear Stearns Intermediate Bond Fund	7,053,658	3,065,446
Net realized and unrealized losses in fair value of investments, by Fund	(253,860,975)	(114,620,887)
Total investment loss	$ (238,438,914)	$ (98,892,357)

Investments held as of December 31, 2002 and 2001 that represent five percent or more of the Plan's net assets available for benefits at the end of each of the respective years are summarized in the following table.

Description	Number of Shares or Par Value 2002	Number of Shares or Par Value 2001	Fair Value of Investments December 31, 2002	Fair Value of Investments December 31, 2001
Investments at Fair Value:				
ADP STOCK FUND				
Automatic Data Processing, Inc. Common Stock	6,780,722	6,446,860	$ 266,143,339	$ 379,720,039
BALANCED FUND				
J.P. Morgan Balanced Fund	4,794,065	4,666,957	$ 78,814,425	$ 86,058,690
WORLDWIDE FUND				
Janus Worldwide Fund	2,552,639	2,689,597	$ 82,016,291	$ 117,911,932
VALUE TRUST FUND				
Legg Mason Value Fund	3,458,286	3,633,973	$ 149,985,866	$ 192,346,202
MONEY MARKET FUND				
Smith Barney Institutional Cash Mgmt Fund	82,653,984	63,508,427	$ 82,653,984	$ 63,508,427

4. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her Employer Matching Contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002

Number of Shares or Par Value	Description	Cost	Total Current Value
	ADP STOCK FUND		
6,780,722	Automatic Data Processing, Inc. Common Stock	$ 257,106,234	$ 266,143,339
	BALANCED FUND		
4,794,065	J.P. Morgan Balanced Fund	$ 73,140,906	$ 78,814,425
	WORLDWIDE FUND		
2,552,639	Janus Worldwide Fund	$ 126,135,053	$ 82,016,291
	S&P 500 INDEX FUND		
3,748,923	UBS S&P 500 Index Fund	$ 51,040,368	$ 39,172,501
	MONEY MARKET FUND		
82,653,984	Smith Barney Money Institutional Cash Mgmt Fund	$ 82,653,984	$ 82,653,984
	VALUE TRUST FUND		
3,458,286	Legg Mason Value Fund	$ 220,905,247	$ 149,985,866
43,654,909	CMB Cash Investment Fund	$ 36,600,481	$ 36,600,481

(Continued)

Par Value	Description	Rate of Interest	Maturity Date	Total Amortized Cost	Current Value
	BOND FUND				
	Government Bonds:				
$ 2,140,000	Fannie Mae	4.250 %	7/15/2007	$ 2,241,932	$ 2,256,425
10,000,000	Federal Home Loan Bk	4.125	1/14/2005	10,249,935	10,454,120
5,000,000	Federal Home Loan Bk	4.875	2/15/2007	5,177,376	5,384,650
8,600,000	Federal Home Loan Mtg	3.875	2/15/2005	8,648,277	8,963,204
9,500,000	Federal Home Loan Mtg	5.750	4/15/2008	9,965,870	10,663,445
7,975,000	Federal Natl Mort Assc	5.375	11/15/2011	8,524,836	8,646,559
10,000,000	Federal Natl Mort Assc	5.500	2/15/2006	10,840,679	10,936,090
2,525,000	Federal Natl Mort Assc	6.625	9/15/2009	2,912,017	2,962,479
5,250,000	Federal Home Loan Mtg Corp Refrnce	5.000	1/15/2004	5,255,191	5,448,517
1,750,000	Federal Home Loan Bank	5.515	4/4/2007	1,767,171	1,768,674
4,000,000	Federal Home Loan Mtg Corp Medium Term	4.500	4/15/2005	4,038,199	4,031,996
2,500,000	Federal Home Loan Mtge Corp	3.200	2/22/2005	2,500,000	2,526,890
2,750,000	Federal Natl Mtg Assn Bchmk Nt	5.250	1/15/2009	2,971,172	3,008,684
1,350,000	Federal Natl Mtg	3.000	7/29/2004	1,350,000	1,362,910
5,000,000	Fedl Farm Cr Bks Cons Sysw Mtn	5.240	10/1/2008	4,882,936	5,472,005
2,500,000	FHLMC	4.210	9/13/2007	2,500,000	2,589,203
12,500,000	U.S. Treasury Notes	5.875	11/15/2004	12,799,068	13,500,488
5,750,000	U.S. Treasury Notes	4.750	2/15/2004	5,781,323	5,975,061
8,350,000	U.S. Treasury Notes	5.750	11/15/2005	8,994,553	9,230,342
10,100,000	U.S. Treasury Notes	5.000	2/15/2011	10,254,006	11,097,375
				121,654,541	**126,279,117**
	Mortgage Backed Security Issues:				
4,185,769	FHLMCGLD Mort Pass	4.500	9/1/2007	4,258,212	4,300,766
936,860	FNMA Pass Thru Pool No 3238	6.000	7/1/2006	960,447	972,351
1,113,082	FNMA Pass Thru Pool No 2539	6.000	9/1/2008	1,142,330	1,156,868
1,550,000	TBA FHLMC Gold SF 6.00 Jan	6.000	1/15/1933	1,588,266	1,602,312
1,619,508	Deutche Mortgage Asset Receiving Corp	7.206	8/15/2003	1,749,849	1,805,593
1,450,000	Structured Asset Securities Corporation	6.900	10/12/2034	1,538,175	1,628,157
				11,237,279	**11,466,047**

(Continued)

Par Value	Description	Rate of Interest	Maturity Date	Total Amortized Cost	Current Value
	Corporate Bonds Issues:				
$1,875,000	Abbott Labs NT	5.125 %	7/1/2004	$ 1,884,096	$ 1,968,274
1,293,000	Abbott Labs NT	5.625	7/1/2006	1,386,772	1,413,548
1,600,000	Bellsouth Telecommunications Inc	6.250	5/15/2003	1,600,863	1,626,165
525,000	Bank of America CPN	5.250	2/1/2007	562,721	565,376
1,500,000	Bank One Corp	7.625	8/1/2005	1,624,818	1,690,096
1,500,000	Bristol Myers Squibb Co NT	4.750	10/1/2006	1,506,574	1,581,698
1,500,000	Chevron Corp NT DTD 10/1/2004	6.625	10/1/2004	1,536,452	1,614,650
1,000,000	Citigroup Inc NT	5.700	2/6/2004	1,001,428	1,040,157
1,000,000	Gen Elec Cap Corp	8.850	4/1/2005	1,093,278	1,137,072
1,500,000	M&I Marshall & Ilsley Bank	4.125	9/4/2007	1,527,045	1,548,830
1,000,000	Merrill Lynch & Co Inc Medium Notes Book E	4.540	3/8/2005	996,489	1,041,967
1,100,000	Pacific Bell NT	7.000	7/15/2004	1,150,731	1,183,072
1,170,000	Wachovia Bank	7.125	10/15/2006	1,317,243	1,329,723
2,000,000	Wal Mart Stores Inc NT	4.375	7/12/2007	2,046,167	2,108,422
				19,234,677	**19,849,050**
	Asset Backed Bond Issues:				
1,500,000	Americredit Automobile Receivables Trust	2.970	3/6/2007	1,510,757	1,528,271
2,150,000	Caterpillar Financial Asset Trust	3.150	2/25/2008	2,157,096	2,186,129
1,500,000	Chase Credit Card Owner Trust	6.660	1/15/2007	1,591,144	1,619,894
217,670	Dealer Auto Receivables Owner Trust	7.070	5/17/2004	217,660	218,571
1,500,000	Discover Card Master Trust	5.300	11/16/2006	1,571,545	1,572,260
2,237,000	Fleet Cr Card Master Tr 2001-C	3.860	3/15/2007	2,271,166	2,312,450
259,807	Household Automotive Tr V Ser 2000-2	7.340	11/17/2004	265,225	262,896
1,460,575	LB Coml Mtg Tr 1998-C1	6.330	2/18/2030	1,497,558	1,483,926
894,599	M&I Auto Loan Trust V Ser 2001-1	4.490	4/20/2006	899,283	909,845
1,350,000	MMCA Auto Owner Tr V Ser 2002-2	3.670	7/17/2006	1,349,806	1,385,646
723,896	Navistar Finl 2001 - A Owner Tr Asset	4.990	8/15/2005	723,913	733,554
246,279	Paine Webber Mtg Accep Corp IV	8.270	6/25/2027	250,439	248,533
1,813,536	PNC Mortgage Acceptance Corp V 2001-C1	7.520	7/15/2008	1,941,278	2,038,654
1,017,917	Sears Cr Account Master II Ser	6.050	1/15/2008	1,035,368	1,043,048
1,500,000	Standard Credit Card Master Trust I Ser 1993-2	5.950	10/7/2004	1,540,914	1,546,057
1,500,000	WFC Financial Owner Trust	2.760	2/20/2007	1,499,390	1,518,708
				20,322,542	**20,608,442**
	Cmo/Remic Issues:				
1,850,000	Fannie Mae V Ser 2001-68	5.000	12/25/2024	1,881,282	1,889,601
3,100,000	Fannie Mae V Ser 2002-93	4.500	2/25/2018	3,211,245	3,211,285
				5,092,527	**5,100,886**
	Discounted Notes:				
7,000,000	Federal Home Loan Bank Cons Disc Notes	0.000	12/30/1998	7,000,000	7,000,000
3,000,000	Federal Home Loan Bank Cons Disc Notes	0.000	1/3/2003	2,999,817	2,999,817
				9,999,817	**9,999,817**
	TOTAL BOND FUND:			187,541,383	193,303,359

(Continued)

Number of Shares or Par Value	Description		Total Cost		Current Value
	GROWTH FUND				
15,500	American International Group Inc Com	$	867,188	$	896,675
18,600	Amgen USDO		871,535		899,124
6,300	Caterpillar Inc Com		235,751		288,036
18,900	Citigroup Inc Com		570,141		665,091
23,700	Coca-Cola Co Com		1,148,132		1,038,534
20,900	Colgate-Palmolive Com		1,134,124		1,095,787
12,200	CostCo Wholesale Com Stk		394,365		342,332
3,300	Ebay Inc Com		187,990		223,806
10,400	Electronic Arts Com		677,567		517,608
8,900	Gannett Co Inc Com		647,503		639,020
31,900	Gillette Co Com		957,726		968,484
11,400	GlobalSantaFe Corp Com		257,917		277,248
19,800	Johnson & Johnson Com		1,092,740		1,063,458
8,100	Kohls Corporation Com		483,981		453,195
10,500	Lilly (Eli) & Co Com		599,408		666,750
15,800	Marriott Intl Inc Com		459,530		519,346

(Continued)

Number of Shares Par Value	Description	Total Cost	Current Value
13,200	Marsh & McLennan Com	$ 557,427	$ 609,972
35,200	Masco Corp Com	699,151	740,960
25,500	Medtronic USDO	1,078,846	1,162,800
5,300	Microsoft Corp Com	306,990	274,010
17,900	Newell Rubbermaid Com	556,272	542,907
15,300	PepsiCo Inc USDO	591,640	645,966
35,000	Pfizer Inc Com	1,034,707	1,069,950
13,200	Pharmacia Corp Com	504,252	551,760
11,900	Procter & Gamble Com	1,065,063	1,022,686
30,500	Qualcomm Inc Com	916,213	1,109,895
23,000	Schlumberger Ltd Com	903,036	968,070
23,200	Transocean Inc Shs	481,776	538,240
7,500	UTD Parcel Serv Class 'B' Com	470,998	473,100
27,000	Walt Disney (HLDG) Com	415,878	440,370
7,000	3M Corp Common Stock	783,477	863,100
	ADR		
28,200	Nokia Corp Sponsored ADR Represents	514,436	437,100
	TOTAL GROWTH FUND:	**21,465,760**	**22,005,380**

(Continued)

Number of Shares Par Value	Description		Total Cost		Current Value
	CAPITAL FUND				
6,283	Accredo Health Com	$	211,571	$	221,476
42,264	Affymetrix Inc Com		895,453		967,423
52,283	Apollo Group Inc Class 'A' Com		651,726		2,300,452
174,458	Arthrocare Inc Com		3,388,762		1,718,411
82,691	Astropower Inc Com		1,087,399		660,701
109,385	Atlantic Coast Air Com		951,023		1,315,902
101,991	ATMI Inc Com		2,636,476		1,888,873
34,034	Bright Horizons Family Solutions Com		630,290		957,036
61,279	Costar Group Inc Com		1,543,423		1,130,598
27,286	Digimarc Corp Com		467,874		309,423
165,677	Digital Insight Corp Com		2,968,188		1,439,733
147,444	Documentum Inc Com		2,480,544		2,308,973
198,956	Edison Schs Inc Com		1,410,000		322,309
33,343	Epix Med Inc Com		419,367		241,070
76,449	Forward Air Corp Com		849,750		1,483,875
104,493	Getty Images Inc Com		2,679,969		3,192,261
28,515	Hot Topic Inc Com		539,988		652,423
286,872	I-Many Inc Com		2,408,746		407,358
60,880	Incyte Genomics Inc Com		1,262,205		277,613
32,736	Krispy Kreme Dough Com		577,246		1,105,495

(Continued)

Number of Shares or Par Value	Description	Cost	Total Current Value
18,218	Member Works Inc Com	460,437	327,560
15,679	Neose Technologies Inc Com	487,263	139,073
71,427	O'Charleys Inc Com	822,931	1,466,396
33,805	Power Integrations Com	464,545	574,685
215,296	Powerwave Technologies Inc Com	2,443,006	1,162,598
35,306	Princeton Review Com	285,182	174,765
114,249	QRS Corp Com	3,307,652	754,043
89,998	RSA Security Inc Com	1,417,495	539,088
165,873	Sipex Corp Com	2,612,023	613,730
103,690	Skyworks Solutions Inc Com	2,184,653	893,808
78,349	Sonosite Inc Com	1,516,593	1,024,021
119,204	Sunrise Assisted Living Inc Com	2,721,200	2,966,988
23,455	SYMYX Technologies Inc Com	332,453	295,298
25,082	Synopsys Inc Com	1,019,695	1,157,534
143,354	Synplicity Inc Com	1,421,738	541,878
173,777	Tek Elec Inc Com	3,321,691	1,815,970
40,670	Trex Company Com	1,061,655	1,435,651
58,314	Tweeter Home Entmt Group Inc Com	879,491	337,055
166,679	Webex Communication Com	2,385,328	2,500,185
156,834	Wind River System Inc Com	3,057,136	643,020
	TOTAL CAPITAL FUND:	**60,262,167**	**42,264,751**
	Total Investment Funds	**1,116,851,583**	**992,960,377**
	Loans to participants with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 7.50% to 10.50% collateralized by the participant's vested interest in the account balance. The term of loans can range up to a maximum of 60 months (5 years).	42,776,560	42,776,560
	TOTAL INVESTMENTS	**$ 1,159,628,143**	**$ 1,035,736,937**

(Concluded)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No.'s 33-56463 and 333-75468 of Automatic Data Processing, Inc. on Form S-8 of our report dated June 14, 2003, and appearing in this Annual Report on Form 11-K of Automatic Data Processing, Inc. Retirement and Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

Deloitte
Touche
Tohmatsu

EXHIBIT 99

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James B. Benson, Trustee of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



James B. Benson
Trustee of Plan
June 27, 2003